UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

NCH Corporation

(Name of Issuer)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

628850 10 9

(CUSIP Number)

Robert M. Levy
2727 Chemsearch Boulevard
Irving, Texas 75062
(972) 438-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2002

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Irvin L. Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,013,830 8 SHARED VOTING POWER 355,578 9 SOLE DISPOSITIVE POWER 1,369,408 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,369,408

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.8%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lester A. Levy, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,355,529 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,355,529 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,355,529

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.5%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John I. Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,769 8 SHARED VOTING POWER 355,578 9 SOLE DISPOSITIVE POWER 30,769 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lester A. Levy, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 39,044 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 39,044 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert M. Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 35,249 8 SHARED VOTING POWER 355,578 9 SOLE DISPOSITIVE POWER 35,249 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Walter M. Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 37,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 37,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ann Levy Cox

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

[OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,749 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 6,749 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON

IN

Amendment No. 1 to Schedule 13D

         This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Irvin L. Levy, Lester A. Levy, Sr., John I. Levy, Lester A. Levy, Jr., Robert M. Levy, Walter M. Levy and Ann Levy Cox (collectively, the “Reporting Persons”), dated September 28, 2001 (the “Schedule 13D”). Terms used herein and not otherwise defined have the meanings given such terms in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

         This Statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, par value $1.00 per share (the “Shares”), of NCH Corporation, a Delaware corporation (“NCH” or the “Company”). The principal executive offices of the Company are located at 2727 Chemsearch Boulevard, Irving, Texas 75062.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby supplemented with the following information:

         The Share ownership reported by Ann Levy Cox is attributable to gifts of stock received from time to time.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 of Schedule 13D is hereby supplemented with the following information:

         On January 7, 2002, Ranger Merger Corporation (“Purchaser” and, together with its affiliates and the Reporting Persons, the “Levy Group”), a Delaware corporation formed by the Reporting Persons, commenced a tender offer (the “Offer”) to purchase all the outstanding Shares (other than Shares owned by the Levy Group) at a purchase price of $52.50 per share, net to seller in cash without interest. The Offer is being made pursuant to definitive tender offer materials distributed to the Company’s stockholders and filed with the SEC pursuant to Schedule TO, dated January 7, 2002, as amended by Amendment No. 1, dated January 22, 2002 and Amendment No. 2, dated January 25, 2002 (together, the “Schedule TO”), which is hereby incorporated herein by reference. The Offer is expected to remain open until February 4, 2002, unless extended, and will be followed by a merger of Purchaser into the Company pursuant to an Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company, pursuant to which those Shares not tendered will be converted into the right to receive the same $52.50 per share in cash. In order to facilitate the merger of Purchaser into the Company, the Levy Group will contribute all its Shares to Purchaser (other than up to 230,000 shares that certain members of the Levy Group may sell or transfer prior to or in connection with the Offer).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented with the following information:

         (a), (b) As of the close of business on January 30, 2002, Irvin L. Levy had beneficial ownership of 1,369,408 (approximately 25.8%) of the outstanding Shares. Of such Shares, 9,667 Shares are held by trusts and 355,578 Shares, over which he possesses sole investment power and shares voting power, are indirectly held by Irvin L. Levy through a family limited partnership. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Irvin L. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 9,667 Shares held in the trusts.

         As of the close of business on January 30, 2002, Lester A. Levy, Sr. had beneficial ownership of 1,355,529 (approximately 25.5%) of the outstanding Shares. Of such Shares, 9,667 Shares are held by trusts. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Lester A. Levy, Sr. disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 9,667 Shares held in the trusts.

         As of the close of business on January 30, 2002, John I. Levy had beneficial ownership of 30,769 (approximately 0.6%) of the outstanding Shares. Of such Shares, 15,102 Shares may be acquired by John I. Levy through the exercise of stock options which are exercisable within sixty (60) days of January 30, 2002 and 1,576 shares are owned by John I. Levy’s wife. John I. Levy shares with his brother, Robert M. Levy and his father, Irvin L. Levy, voting power over 355,578 Shares of the Company Common Stock indirectly held by his father, Irvin L. Levy, through a family limited partnership. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, John I. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 1,576 Shares held by his wife and the 355,578 Shares over which he shares voting power.

         As of the close of business on January 30, 2002, Lester A. Levy, Jr. had beneficial ownership of 39,044 (approximately 0.7%) of the outstanding Shares. Of such Shares, 15,102 Shares may be acquired by Lester A. Levy, Jr. through the exercise of stock options which are exercisable within sixty (60) days of January 30, 2002.

         As of the close of business on January 30, 2002, Robert M. Levy had beneficial ownership of 35,249 (approximately 0.7%) of the outstanding Shares. Of such Shares, 15,102 Shares may be acquired by Robert M. Levy through the exercise of stock options which are exercisable within sixty (60) days of January 30, 2002 and 2,244 Shares are held by trusts for the benefit of children of John I. Levy, his brother, for which Robert M. Levy acts as trustee. Robert M. Levy shares with his brother, John I. Levy and his father, Irvin L. Levy, voting power over 355,578 Shares indirectly held by his father, Irvin L. Levy, through a family limited partnership. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Robert M. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 2,244 Shares held for the benefit of John I. Levy’s children and the 355,578 Shares over which he shares voting power.

         As of the close of business on January 30, 2002, Walter M. Levy had beneficial ownership of 37,000 (approximately 0.7%) of the outstanding Shares. Of such Shares, 15,102 Shares may be acquired by Walter M. Levy through the exercise of stock options which are exercisable within sixty (60) days of January 30, 2002, 1,195 Shares are owned by Walter M. Levy’s wife, and 2,675 Shares are held by trusts for the benefit of Walter M. Levy’s children. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Walter M. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 1,195 Shares of the Company held by his wife and the 2,675 Shares held for the benefit of his children.

         As of close of business on January 30, 2002, Ann Levy Cox had beneficial ownership of 6,749 (approximately 0.1%) of the outstanding Shares. Of such shares, 2,909 shares are held by trusts for the benefit of her child and 3,840 shares are held by a trust for the benefit of a child of Walter M. Levy, her brother, and Ann Levy Cox is the trustee for such Shares. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Ann Levy Cox disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 6,749 Shares for which she acts as trustee.

         (c)  No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days except:

         (i)  on January 7, 2002, Irvin L. Levy transferred by way of charitable contribution 12,000 Shares, which were indirectly held by him through a family limited partnership;

         (ii)  On January 10, 2002, Irvin L. Levy sold 53,000 Shares, which were indirectly held by him through a family limited partnership;

         (iii)  On January 10, 2002, Walter M. Levy sold 491 Shares;

         (iv)  On January 11, 2002, Lester A. Levy, Sr. sold 52,500 Shares, which were indirectly held by him through a family limited partnership;

         (v)  On January 22, 2002, Robert M. Levy sold 27,155 Shares; and

         (vi)  On January 24, 2002, John I. Levy sold 52,830 Shares.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2002

/s/ Irvin L. Levy Irvin L. Levy

/s/ Lester A. Levy, Sr. Lester A. Levy, Sr.

/s/ John I. Levy John I. Levy

/s/ Robert M. Levy Robert M. Levy

/s/ Lester A. Levy, Jr. Lester A. Levy, Jr.

/s/ Walter M. Levy Walter M. Levy

/s/ Ann Levy Cox Ann Levy Cox